Filed by Genomic Health, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genomic Health, Inc.

Subject Company: Genomic Health, Inc,

SEC File No.: 000-51541

Date: July 29, 2019

Frequently Asked Questions

1.              What was announced?

•                  Exact Sciences and Genomic Health have entered into a definitive agreement under which Exact Sciences will combine with Genomic Health in a cash and stock transaction valued at $2.8 billion.

•                  The transaction will create a leading global cancer diagnostics company with two of the strongest and fastest-growing brands in cancer diagnostics, Cologuard and Oncotype DX.

2.              Who is Exact Sciences?

•                  Headquartered in Madison, Wisconsin, Exact Sciences is a molecular diagnostics company focused on the early detection and prevention of some of the deadliest forms of cancer. It was founded in 1995 and has 2,300 employees.

•                  Exact Sciences’ flagship product Cologuard is changing how patients screen for colorectal cancer with a noninvasive screening test and innovative multi-target testing method.

•                  Exact Sciences shares our vision to revolutionize the way cancer is diagnosed and treated.

3.              What is Cologuard?

•                  Cologuard, Exact Sciences’ flagship product, is a multitarget stool DNA test for adults of either gender, 50 years or older, that was developed using the principles of biology, chemistry and molecular biology.

•                  As a result, it is a powerful combination of technologies packaged into one convenient and highly effective precancer and cancer screening test.

•                  More than 2 million people have used Cologuard to screen for colorectal cancer. Based on a pivotal study, Exact Sciences estimates Cologuard has helped detect curable-stage cancer in 10,000 people and precancerous polyps in roughly 70,000 more.

4.              Why is Genomic Health combining with Exact Sciences? What are the benefits of the combination?

•                  The transaction:

•                  Provides a strong platform for continued growth by joining two of the strongest brands in cancer diagnostics, Cologuard and Oncotype DX, into one entity;

•                  Forms best-in-class commercial, R&D and clinical organization with enhanced scale and a robust evidence generation engine, complemented by proven regulatory expertise, and key relationships with physicians to provide even more important products for patients;

•                  Provides global infrastructure and commercial presence in 90+ countries and our IVD platform in development, with expanded reach across primary care, oncology, OB/GYN, gastroenterology, and urology to support growth of existing and future cancer tests; and

•                  Enhances financial strength with the combined company expected to generate revenue of approximately $1.6 billion and gross profit of approximately $1.2 billion in 2020 on a pro forma basis, creating significant value to shareholders.

5.              What does this transaction mean for Genomic Health employees?

•                  Importantly, this combination is about our next phase of growth and providing significant benefits for all of our stakeholders, including our employees who will benefit from continued career growth and opportunities

•                  The Exact Sciences team has made clear their admiration for Genomic Health as a true pioneer in cancer diagnostics and for our world-class team that will continue to be the driving force behind our success.

•                  Until the transaction closes, which is expected by the end of 2019, Exact Sciences and Genomic Health will continue to operate as independent companies. It is important that we all remain focused on our day-to-day responsibilities on behalf of our patients.

6.              Following close of the transaction, how will Genomic Health and Exact Sciences work to bring the two organizations together?

•                  This announcement is just the first step in the process, and details regarding bringing together our organizations will be determined as part of our integration planning.

•                  Over the coming months, we will begin to take a thoughtful and comprehensive approach toward integration, including planning how we will join our capabilities and our teams.

•                  However, please keep in mind that until the transaction is closed, Exact Sciences and Genomic Health will continue to operate as independent companies and it is important that we all remain focused on our day-to-day responsibilities.

7.              How does Genomic Health’s product pipeline fit within Exact Sciences?

•                  The combined company will have the financial strength to support a high level of investment in R&D. This will support the development of innovative products across the diagnostic paradigm, while we continue to advance the adoption of our current products.

•                  Cologuard and Oncotype DX, the companies’ leading brands, will respectively continue to help detect colorectal cancer and inform treatment decisions in colorectal, breast and prostate cancer, which collectively represent approximately 40% of all solid tumor incidence.

•                  Leveraging Genomic Health’s significant global commercial infrastructure, and our IVD platform in development, the combined company will have a presence in more than 90 countries and expanded reach across primary care, oncology, OB/GYN, gastroenterology, and urology to support growth of existing and future cancer tests.

8.              What is Exact Sciences’ culture like? How will we fit together?

•                  Exact Science and Genomic Health have similar missions and their team shares our vision to revolutionize the way cancer is diagnosed and treated.

•                  Like us, Exact Sciences is a patient-centric organization with a strongly held commitment to improving patient outcomes and eradicating cancers.

•                  Further, our team and world-class clinical reference laboratory here in Redwood City will strongly complement Exact Sciences’ operations in Wisconsin.

9.              Will there be any layoffs as a result of this transaction?

•                  Over the coming months, we will begin to take a thoughtful and comprehensive approach in planning how we will join our capabilities and our teams.

•                  This combination is about our next phase of growth and providing significant benefits for our stakeholders, including our employees.

•                  The Exact Sciences team has made clear their admiration for Genomic Health as a true pioneer in cancer diagnostics and for our world-class team that will continue to be the driving force behind our success.

•                  When the transaction is closed, Exact Sciences will build upon our presence in in Redwood City and we expect there will be significant opportunities as part of a larger, diversified organization.

•                  We are committed to keeping you informed throughout this process and will share additional information as it becomes available.

10.       What will happen to my pay and benefits?

•                  Until the transaction closes, which is expected by the end of 2019, Exact Sciences and Genomic Health will continue to operate as independent companies. You will continue to be paid and receive benefits as usual.

•                  Over the coming months, we will begin to take a thoughtful and comprehensive approach in inplanning how we will join our capabilities and our teams.

11.       What are the next steps to complete the transaction? What should I expect between now and then?

•                  Announcing the combination is just the first step in bringing together our two companies.

•                  We expect to complete the transaction by the end of 2019, subject to customary closing conditions and regulatory approvals, including the approval of Genomic Health stockholders.

•                  Until the transaction is closed, Genomic Health and Exact Sciences will continue to operate as independent companies and it is business as usual at Genomic Health.

•                  It is important that we all remain focused on our day-to-day responsibilities on behalf of the patients we serve.

12.       Will the Genomic Health management team remain with the business after closing?

•                  The specific leadership team will be decided as part of the integration process.

•                  We will keep you updated regarding any additional organizational changes as we move forward.

13.       Will we continue to be headquartered in Redwood City? What will happen to Exact Sciences’ headquarters in Madison? Will I have to relocate?

•                  The combined entity will maintain Exact Sciences’ and Genomic Health’s respective offices and lab facilities in Wisconsin and California.

•                  Over the coming months, an integration planning team will determine how best to join our operations following the close of the transaction.

14.       What does this transaction mean for patients?

•                  Together with Exact Sciences, we will be able to accelerate and expand our growth and enhance our ability to improve outcomes for patients throughout the world. Specifically:

•                  Cologuard and Oncotype DX, the companies’ leading brands, will respectively continue to help detect colorectal cancer and inform treatment decisions in colorectal, breast and prostate cancer, which collectively represent approximately 40% of all solid tumor incidence.

•                  The combination will also form a best-in-class commercial, R&D and clinical organization with enhanced scale, and create a robust evidence generation engine complemented by the proven regulatory expertise and key relationships with oncologists from both teams. The combined commercial organization will have more than 1,000 team members inclusive of sales, marketing and reimbursement teams.

•                  The combined company will have a commercial presence in more than 90 countries and expanded reach across primary care, oncology, OB/GYN, gastroenterology, and urology to support growth of existing and future cancer tests.

•                  We will have the financial strength to support a high level of R&D investment. This will support the development of innovative products across the diagnostic paradigm faster, while continuing to advance the adoption of current products.

15.       What does this transaction mean for our partners?

•                  Through this combination, we expect to be an even stronger partner to those we work with.

•                  With our collective resources and broader platform, the combined company will be able to provide our existing tests to more people, while also accelerating the development and launch of future cancer diagnostic tests.

16.       I own Genomic Health stock. What should I do with it? What will happen to it at closing?

•                  You do not need to do anything at this time. Stockholders will receive a proxy statement/prospectus in connection with the transaction, and Genomic Health will hold a special meeting of stockholders to vote on approval of the transaction and related matters.

•                  Any shares owned in Genomic Health at the time of closing will entitle you to receive $72.00 per share of total consideration, consisting of $27.50 per share in cash and $44.50 per share of Exact Sciences common stock, subject to a fixed-value collar.

17.       What should I say if I’m asked about the transaction by the media or an external party?

•                  Consistent with our usual policy, please direct any external/media inquiries or investor inquiries to Emily Faucette in Communications.

18.       Where can employees obtain additional information? Who can I contact if I have more questions?

•                  We will continue to provide updates as we move through the transaction process.

•                  For additional information about this transaction, we have created a microsite at www.leadingcancerdiagnostics.com.

Cautionary Statement

This letter contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this letter regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any  law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations;  the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This letter shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.